FORM 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

FOR

PACIFIC NORTH WEST CAPITAL CORP.

FOR THE NINE MONTH PERIOD ENDED 31 JANUARY 2011

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the nine month period ended 31 January 2011 and should be read in conjunction with the corresponding consolidated financial statements and the related notes for the same period. The date of this Management Discussion and Analysis is 14 March 2011. Additional information on the Company is available on SEDAR at www.sedar.com.

BUSINESS OF PACIFIC NORTH WEST CAPITAL CORP.

PFN is a mineral exploration company focused on the acquisition, exploration and development of platinum group metals (PGMs), precious and base metals properties. Management's corporate philosophy is to be a project generator, explorer and project operator with the objective of forming options and/or joint ventures with major mining companies through to production. To that end, PFN has joint venture agreements with Anglo Platinum Limited and First Nickel Inc. PFN has begun the evaluation of several potential property acquisitions, including precious and base metal production opportunities. A wholly-owned US and Mexican subsidiary,  Pacific North West Capital Corp. USA and Pacific North West Capital de México, S.A. de C.V., respectively, are being maintained for future acquisition.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview:

ROCK & ROLL PROPERTY, BRITISH COLUMBIA

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and 37 kilometres (“km") from the Eskay Creek Mine Road in northern British Columbia. Under the terms of the Agreement, PFN can earn a 100% interest in the Property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares.  The Vendors will retain a 2% net smelter return royalty (“NSR”), of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 2%, and an underlying NPI of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable in their entirety for $1,500,000 each.

The Rock & Roll Property hosts precious metals rich in volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of Triassic age. As such, the mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past producing Eskay Creek mine.  Known mineralization on the Rock & Roll Property occurs in multiple stacked sulphide lenses in two zones, the Black Dog and SRV zones, over a strike length of approximately 950 metres (“m”). A total of approximately 14,000 m of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5 km of strike length of the prospective lithologies is present on the Property. Historic drilling has tested the known mineralization down to depths of only about 160 m. Thus there is the potential for additional mineralization along strike and at depth.

Diamond drilling on the property between 1990 and 1997 outlined an historic resource estimate of 675,000 tonnes at 1.75 grams per tonne (“g/t” gold (“Au”), 233.8 g/t silver (“Ag”), 2.2% zinc (“Zn”), 0.5% lead (“Pb”), 0.4% copper (“Cu”), based on data and reports prepared by previous operators in 1997 (Dunning and Scott). The Company has not completed the work necessary to have the historical estimate verified by a current National Instrument 43-101, Standards of Disclosure for Mineral Properties, (“NI 43-101” compliant report; therefore, the historical estimate should not be relied upon. The property will require considerable future exploration which the Company and its consultants intend to carry out in due course.

Selected historic drill results that were included in this historic resource estimate are tabulated below. These results have not been verified by the Company and are included only to illustrate the nature of mineralization on the Rock & Roll Property.

Hole	Drill Width	Au (g/t)	Ag(g/t)	Cu(%)	Pb(%)	Zn(%)
RR90-001	9.7 m	2.74	881.0	0.50	2.07	5.30
RR90-015	2.3 m	2.09	521.4	1.10	0.88	4.60
RR91-022	1.1.m	2.30	1333.5	0.31	0.68	1.59
RR91-036	6.0 m	2.74	687.3	1.08	2.16	6.41
RR91-065	10.0 m	3.19	396.3	1.09	1.09	5.07
RR91-065	4.5 m	2.98	425.8	0.53	0.95	3.28
RR91-064	6.5 m	3.57	521.7	0.50	0.86	2.73

PFN embarked on an ambitious 2009 work program on the Rock & Roll Property. A 350 line km AeroTem3 helicopter-borne magnetic/electromagnetic survey covering the property was completed in early August by Aeroquest Limited.

The 2009 drilling program consisted of a total of 540 m of core drilling completed in five holes. The first four holes were designed to test gaps in the historic drilling on the Black Dog Zone in order to establish the degree of continuity of the mineralization and to confirm the historic geological model. Each of the infill drill holes encountered the target mineralization, confirming the continuity of the sulphide lenses and the validity of previous geological interpretations. The table below illustrates selected assay results for the 2009 Rock & Roll drill program. (Au and Ag in g/t. Cu, Pb and Zn in percent (%).

Hole Number	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	Cu %	Pb%	Zn%
RR09-105	76.03	77.9	1.87	0.78	84.6	0.24	0.21	0.89
including	76.77	77.9	1.13	1.14	120.4	0.32	0.30	1.23
RR09-106	62.26	64.3	2.04	0.40	72.2	0.27	0.24	1.63
including	62.26	63.01	0.75	0.90	177.7	0.60	0.63	4.23
RR09-107	39.32	58.73	19.41	0.53	57.9	0.19	0.24	0.91
including	39.32	42.46	3.14	1.31	296.2	0.46	1.25	3.99
RR09-108	46.88	85.59	38.71	0.28	18.3	0.13	0.05	0.72
including	62.74	75.71	12.97	0.40	28.0	0.21	0.06	1.07
RR09-109	No Significant Assays
*Interval represents apparent thickness not true thickness

The final drill hole of the program tested a strong electromagnetic anomaly that may represent the westward continuation of the Black Dog Zone. Drilling at this location failed to return any significant assays.

Further investigations are required to test for a westward extension of the main zones of mineralization.

The 2009 work program on the property was also designed to provide an initial evaluation of the validity of historic assay data. A total of twenty-one samples from five different historic drill holes were obtained for comparison with the original assays. In most cases the samples were taken from the same core interval as the original samples. Overall historic assay results have been confirmed, and the Company can now embark on a systematic re-sampling of historic core to provide a statistical comparison of the historic assay data with modern data. Commencement of the 2010 Rock and Roll exploration program was announced on September 27th 2010. This program primarily focused on continuation of re-sampling previous drill core, coupled by geological mapping/prospecting that investigated airborne geophysical survey conductors and geological and geochemical targets. The fieldwork was supported by further compilation of data from the 1990-97 programs and the incorporation of new geological interpretations formulating in conjunction with members of the British Columbia Geological Survey.

The 2010 exploration program was completed in December 2010. The updated NI43-101 report with resource estimate is expected to be completed in the next quarter.

RIVER VALLEY, ONTARIO

On 5 November 2007, a $525,000 budget was approved for the River Valley platinum group metals (“PGM”) Project by joint venture partner Anglo Platinum Limited ("Anglo Platinum"), through its wholly-owned subsidiary, Kaymin Resources Limited (“Kaymin”), the largest primary producer of PGM in the world. The budget was for the continued evaluation of the River Valley Intrusive (RVI). In August 2008, with funds remaining from the 2007 budget, a limited re-sampling of certain exposures was completed. In September 2008, commodity markets suffered major declines. In light of these declines, Anglo Platinum informed PFN of its intention to place the River Valley project on temporary hold until metal prices improved. A $285,000 budget was approved for the project in 2008 to finalize data compilation and archiving, to complete the transfer of mining claims to mining lease, and to wind down operations at the Sudbury Exploration office. A further $245,000 budget was approved for the project in 2009 to carry out reclamation work on the River Valley property. As of 28 February 2009, the process of archiving material, storing equipment, and shutting down operations in Sudbury was complete. Reclamation work was completed in August 2009.

An additional $150,000 budget was allocated to fund a geochemical study of the River Valley mineralization. This study was conducted by Dr. Reid Keays of Monash University, Melbourne, Australia. Dr. Keays is an expert in the geochemistry of nickel and platinum group metal deposits. Re-sampling of selected River Valley drill holes was completed in January, 2009, and the 336 samples have been submitted to the Ontario Geoscience Laboratories for analytical work and 154 results have been received. In order to improve economy modeling of the deposit the study examined the full suite (platinum, palladium, rhodium, osmium, iridium, and ruthenium) PGM content of the ore, and determined relationship of rhodium, iridium and ruthenium concentration from platinum and palladium. Results show that a correlation exists between the individual platinum group elements with platinum (“Pt”) and/or palladium (“Pd”). Therefore, robust formulae can be derived through a regression analysis to predict the abundances of these additional economic elements for any calculated resource or analytical concentration within this region of the River Valley intrusion.

The River Valley PGM Project is a 50/50 joint venture with Kaymin. Anglo Platinum committed over $22 million to the joint venture to date and had the right to earn a 60% interest in the project by completing a feasibility study, and a 65% interest by funding it through to production. PFN is the operator of the project.  Included in the River Valley PGM Project are the following:

i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% NSR. The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000. The property is subject to a 2% NSR.

iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

On 31 January 2011 the Company announced that it had entered into an agreement to acquire the 50% interest in the River Valley Project held by Anglo Platinum’s wholly-owned subsidiary Kaymin. Under the terms of the agreement, Anglo Platinum will exchange its 50% interest in the unincorporated joint venture, for a 12% interest in PFN, based on the issued and outstanding common shares of PFN as of 30 November 2010 (67,643,008). The aggregate purchase price for the 50% interest in the River Valley PGM project is;

(a)	8,117,161 fully paid and non-assessable Common Shares; and

(b)	Three year warrants exercisable to purchase 3,000,000 Common Shares at a price of $0.30 per share

SARGESSON AND KELLY/DAVIS PROPERTIES, ONTARIO

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

COLDWELL, ONTARIO

On 18 September 2007, the Company announced that it had completed the acquisition of three new PGM projects within the Alkaline Coldwell Intrusive Complex (CIC), which hosts a number of PGM and copper occurrences. The three projects, totalling 91 mineral claims (968 units or 20,254 hectares), have been designated Coldwell West, Coldwell Central and Coldwell South. The projects are 100% owned by PFN and are located approximately 215 km north east of the city of Thunder Bay, 10 km north of the town of Marathon, and 40 km west of the prolific Hemlo Gold Camp.

An exploration program of prospecting, lake-bottom sediment geochemical sampling, and an airborne EM and magnetic survey was initiated to evaluate the claims. Anomalies generated by these surveys were evaluated in a subsequent work program in the fall of 2008.  No significant mineralization was identified during the course of this work.

The Company allowed the Coldwell claims to lapse in July and August 2010.

GOODCHILD, ONTARIO

During the year ended 30 April 2009, the Company acquired 28 mineral claims by staking in the Goodchild area of Ontario.  The Goodchild property was incorporated into the Coldwell Project described in the preceding paragraph, and a portion of the 2008 Coldwell work program was directed at identifying mineralization on the Goodchild property.

As with the Coldwell Project; the Company allowed the Goodchild claims to lapse in February 2010.

SWAYZE JOINT VENTURE, ONTARIO (OLD: NICKEL MUIR, ONTARIO)

The Company entered into a 50/50 joint venture agreement with Benton Resources Corp. (“Benton”) on 12 February 2008 to jointly explore three properties (Tooms, Heenan and Kenagami) in the Swayze greenstone belt. Benton acts as operator for the project and is responsible for carrying out all exploration activities.

The Swayze Project is situated approximately 100 km south-west of Timmins, Ontario. The project lies within the Swayze greenstone belt, which represents the western extension of the Abitibi greenstone belt. The latter terrane hosts numerous nickel deposits including the producing Redstone (Liberty) mine and the newly discovered Golden Chalice occurrence.

In July 2008, a helicopter-borne magnetic and electromagnetic (VTEM) survey was completed over the Tooms property. Mapping and prospecting were also completed during the summer of 2008, and several gold occurrences were evaluated on the Heenan claim block. Approximately 500 m of diamond drilling was completed on the Heenan gold showings in September 2008. Several zones of anomalous gold mineralization were identified, but intersection widths were not significant.

On 5 May 2009, the Company and Benton agreed to terminate the Swayze joint venture. The individual claims that make up the joint venture reverted to original ownership. No exploration activities were performed on Swayze claims in 2009.

The Company allowed the Swayze claims to lapse in January 2010.

RAGLAN HILLS JOINT VENTURE, ONTARIO (OLD: SOUTH RENFREW, ONTARIO)

On 11 December 2007 the Company entered into a 50/50 joint venture agreement with First Nickel Inc. (“First Nickel”) to undertake exploration on certain properties known as the Raglan Hills Project. The two companies participate equally in a single purpose, unincorporated joint venture to carry out mineral exploration on the project.

First Nickel acted operator and was responsible for completing all exploration activities. The Raglan Hills Project is situated northeast of Bancroft, Ontario, and consists of 21 claim blocks totalling 2,752 hectares. The property overlies the Raglan Hills Complex, a differentiated mafic intrusion composed primarily of meta-gabbro with lesser proportions of meta-pyroxenite.  In July 2008, the joint venture completed an AeroTem III and AeroTem IV geophysical survey.  Follow-up prospecting was completed in the fall of 2008, with numerous potential drill targets identified.

On 7 July 2010, the Company received a 2009 Summary Report of the work completed on the Raglan Hills property from First Nickel.  The Company elected to not contribute to the 2009 exploration program and, as a result, the Company’s participating interest has been decreased to 9.42%.  As defined in the joint venture agreement, the Company has been deemed to have assigned and conveyed its remaining participating interest to First Nickel and has received as its sole remuneration and benefit a 1.5% NSR over the Raglan Hills property.

EAST SUDBURY, ONTARIO

In September 2009, the Company entered into a purchase agreement with Trueclaim Exploration Ltd. (“Trueclaim”) whereby Trueclaim would purchase 100% ownership of certain claims that formed part of the East Sudbury property for a 1.5% NSR and 50,000 Trueclaim shares. In September 2009 the property was reduced from 128 claims to 60 claims.

From September 2009 to December 2009 an additional 56 claims were lapsed and the Company allowed the balance of the claims remaining to lapse in August 2010.

NORTH DULUTH, ONTARIO

During a previous year, the Company acquired 10 mineral claims in the Crystal Lake Area south of Thunder Bay, Ontario. The Company completed a geophysical program on the project. No further work has been undertaken on the property.

The Company allowed the North Duluth claims to lapse in February 2010.

GLITTER LAKE, QUÉBEC

The Company entered into an option agreement dated August 15, 2003, as amended April 30, 2006, with CanAlaska Uranium Ltd. (“CanAlaska”) whereby the Company could earn a 50% interest in the mineral claims knows as the “Glitter Lake Property”, located in Québec.

The Glitter Lake property consists of 63 unpatented mining claims totalling 1,008 hectares. The claims are owned 100% by PFN, and carry expiry dates of 24 June 2011. Work requirements are $750 per claim.  The claims are situated along the trend of the gabbroic sill that hosts the Horden Lake Cu-Ni deposit and form two groups, one situated to the southwest of the Horden Lake property, the other to the northeast.

The Glitter Lake claims surround, and extend along strike from, the Horden Lake Copper-Nickel deposit, which hosts an indicated resource of 8.8 million tonnes (“Mt”) at 0.88% copper (“Cu”) and 0.21% Nickel (“Ni”), and an inferred resource of 7.8Mt at 0.87% Cu and 0.25% Ni (Southampton Ventures Inc., Press Release, March 2nd 2009).

The principal exploration target on the Glitter Lake Property is remobilized magmatic Cu-Ni sulphide mineralization along the contact of the metagabroic intrusion that hosts the Horden Lake deposit. Of particular interest is the potential for relatively high-grade Cu mineralization that could be used to augment the high grade, but relatively low tonnage portion (indicated resource of 2.4 Mt at 1.37% Cu, 0.25% Ni, and inferred resource of 2.0 Mt at 1.34% Cu, 0.34% Ni) of the Horden Lake deposit.

On 1 April 2008 the Company signed an amended agreement with CanAlaska whereby in order to maintain the option, a total of $200,000 was to be spent by 15 April 2009 with an additional $300,000 to be spent by 15 April 2010. PFN has completed exploration expenditures in the amount of $248,891 fulfilling its 2003 and 2007 exploration commitments.

On 30 January 2009, PFN and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake Property to PFN in consideration of PFN assuming CanAlaska’s remaining lease obligation of approximately $83,600 with respect to its Kerrisdale office location to the end of the lease term in November 2010. CanAlaska retains a 0.5% NSR interest in the property along with the existing royalty agreement with the original prospectors of 1.5%. The original option agreement has thus been terminated.

A joint venture partner is being sought to further explore the Glitter Lake Property.

FIEDMONT, QUÉBEC

In December, 2008, the Company entered into an option agreement with Kinbauri Gold Corp. (“Kinbauri”) to earn a 60% interest in the approximately 8,000 ha Fiedmont PGM property. The property is situated approximately 15 km northeast of Val d’Or, Québec. PFN will pay $98,000, issue 150,000 shares to Kinbaur and complete $400,000 in work expenditures by 30 November 2010 to vest.  A 60 (PFN)/40 (Kinbauri) joint venture comes into effect after vesting.[L1]

The Fiedmont property hosts PGM mineralization in sulphide zones associated with the contacts of the intrusion. Showings have returned values grading up to 6 grams per tonne (“g/t”) Pt+Pd, and drill hole intersections include up to 1.5 g/t Pt+Pd over 5 meters (“m”). The property has seen very little work since its discovery in 2002. The Company completed an initial drill program targeting potential extensions of the known mineralization in March, 2009.

No significant assay results were obtained from the drilling program, and the option agreement was terminated in October of 2009[L2] .

DESTINY GOLD PROPERTY, QUÉBEC

In September 2009, the Company entered into an option agreement with Alto Ventures Ltd. (“Alto”) to acquire the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. Under the terms of the Option Agreement with Alto Ventures Ltd. (“Alto”), PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold property. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions. Details of the underlying NSR’s are available on the PFN website.

The property is road accessible, and excellent mining infrastructure and support facilities are available in nearby Val d’Or.  The property consists of 175 mining claims totalling 7,260 ha. The Destiny Gold property is underlain by Archean metavolcanic and metasedimentary rocks of the Abitibi Greenstone Belt. A regional scale structure, the Despinassy shear zone, transects the property. High grade gold mineralization occurs in quartz veins and alteration zones associated with this structure. Mineralization has been identified in several locations along the Despinassy shear zone on the property over a strike distance of about 4 km.

The main area of mineralization, the DAC zone, occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high-grade gold mineralization, with drill intersections ranging up to 178.5 g/t gold (“Au”) over a drill width of 1.0 m.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t Au (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t Au (63,839 ounces) as calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Quebec” dated January 9, 2007). The DAC zone is open along strike and at depth. The occurrence of high-grade mineralization at the Darla and 20 and 21 zones to the east clearly indicates that the mineralizing system occurs across a significant portion of the property.

The Phase 1 program was completed on 22 December 2009 and consisted of 5,600m of drilling in 14 holes.

Results from the Phase I drilling program were very positive as they validated the deposit model and confirm continuity of gold mineralization between previous wide-spaced holes.  Each of the holes targeting the DAC deposit intersected gold within multiple zones of shearing, strong alteration, quartz veins containing variable amounts of sulphides. Significant gold values were obtained in 100% of the holes drilled including high grade quartz veins containing up to 44.39 g/t Au and wide mineralized shear zones including 21.0 m averaging 1.39 g/t Au and another high grade quartz veins containing up to 16.43 g/t Au over 0.5 m (0.48 oz/ton) and averaging 0.51 g/t and 49.5 m averaging 0.36 g/t Au.  Phase 1 confirmed the large size of the gold system at the DAC deposit.

The Phase 2 drilling program began 26 January 2010 and was completed in March 2010. The results from the Phase I and Phase II programs are incorporated into the extensive data base available for the Destiny project for the next stage of work, which may include diamond drilling. Drilling at the DAC Deposit continued to intersect multiple gold zones with high grade values over significant widths including DES10-137 which intersected 20.85 g/t Au over 1.1m within a vein zone that averages 8.46 g/t over 3.0m. This same hole intersected another gold zone containing 12.0 g/t Au over 0.5 m within a quartz-veined shear zone averaging 1.16 g/t Au over 6.6 m and a massive sulphide lens assaying 6.4% Zn over 1.0 m.

DES10-137 intersected a one metre wide zone of zinc-rich massive sulphides that is believed to be part of the same sulphide horizon from which base metal values were reported. Company believes that the base metals are indications of an earlier copper-zinc-gold massive sulphide system that has been subsequently overprinted by the gold enriched shear zones that are host to the DAC Deposit.

Table 1: Significant Gold Assays

Hole Number	From (m)	To (m)	With (m) *downhole	Au (g/t)
DES09-128	315.0 458.1	318.6 458.6	3.6 0.5	1.37 2.99
DES09-129	257.7 308.8 407.0	266.0 316.3 407.5	8.3 7.5 0.5	1.10 0.78 16.43
DES09-130	299.2 305.5 354.4	312.6 306.7 374.2	13.4 1.2 19.8	0.7 6.02 0.53
DES09-131	94.6 116.8 131.0	119.9 118.9 170.5	25.3 2.1 49.5	0.51 2.42 0.36
DES09-134 Includes	124.8 256.9 259.6 316.7	135.3 266.7 260.6 332.8	10.5 9.8 1.0 16.1	0.41 0.53 2.54 0.28

DES09-135 Includes Includes Includes Includes Includes	355.75 357.25 365.5 374.85 375.4 386.65 389.15 431.4 446.5 486.55 527. 1 527.1	368.0 357.75 366.0 377.0 375.7 391.0 390.15 441.8 70.35 496.9 530.0 527.75	12.25 0.5 0.5 2.15 0.3 4.35 1.0 10.4 23.85 10.35 2.9 0.65	2.85 12.69 51.66 1.55 7.9 0.74 2.34 0.46 0.36 0.35 3.35 12.84
DES09-136 Includes	451.0 460.9	463.3 461.5	12.3 1.6	0.9 3.59
DES09-137 Includes Includes Includes	216.3 226.8 251.9 254.0 371.0 372.9	227.6 227.6 258.5 254.5 374.0 374.0	11.3 0.8 6.6 0.5 3.0 1.1	0.92 4.0 1.16 12.0 8.46 20.85
DES09-138 New Vein	22.0 91.0	44.0 92.0	22.0 1.0	0.39 2.57

* Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported. Mineralized zones generally start at 0.1 g/t gold and assay averages may include minimal intervals of waste material. No top cuts of assays were used.

The results from the first 14 holes were very positive as they confirm continuity of gold mineralization between holes drilled previously, some of which were spaced from 100m to 200m apart.

The 2010 Destiny exploration program was completed in December 2010. A high resolution airborne magnetic survey was conducted along with borehole electromagnetic (BHEM) surveys that were designed to target massive sulphide mineralization.

Three drill holes were completed and each had a specific objective with respect to defining controls on the mineralization at the Destiny Gold Project. These are summarized as (1) to test selected BHEM[L3]  conductors and assess the association of areas of sulphide mineralization with gold mineralization, and (2) to test for shallow gold mineralization to the south of the DAC deposit where the high resolution magnetic survey identified magnetic signatures similar to the DAC deposit.

Previous drilling revealed massive sulphide mineralized lenses locally adjacent to the gold mineralization. The companies interpreted these sulphide lenses as important to the gold mineralizing system and completed BHEM surveys in certain drill holes to trace the extent of the massive sulphide mineralization and to help guide drilling at depth.

The 2010 program also included the completion of an updated NI43-101 compliant report with a resource estimate. On 24 January 2011 the Company announced the completion of the report prepared by Wardrop (“Wardrop”), a Tetra Tech Company (the “Technical Report”)which incorporates over 7,600 m of additional drilling that was completed on the deposit subsequent to an earlier NI43-101 compliant resource estimate calculated by W. A. Hubacheck Consultants Ltd..

Indicated and Inferred resources have been determined for the DAC deposit. The deposit is made up of narrow high-grade gold-bearing quartz veins occurring within five parallel alteration zones. These alteration zones carry gold at lower grades than the quartz veins but are significantly wider. The Wardrop report indicates that the additional drilling has expanded the DAC Deposit and significantly increased the contained ounces of gold.

At a cut-off grade of 0.5 g/t Au and using the Inverse Distance Squared (ID2) estimation method, the five gold zones contain an Indicated Resource of about 10.8 million tonnes with an average grade of 1.05 g/t Au (364,000 contained ounces). In addition, the Inferred Resource totals 8.3 Mt with an average grade of 0.92 g/t Au (247,000 contained ounces). Table 2 summarises the Resource Estimate at the 0.5 g/t cut-off.

Table 2: DAC Resource Estimation Summary (using ID2 method)

Class	Zone	Capping Grade (g/t)	Tonnes Above Capped Grade	Average Grade (g/t)	Average True Width (m)	Au Ounces
Indicated	1	7.53	1,395,600	0.84	16	37,760
	2	19.63	2,942,700	1.19	30	112,644
	3	6.66	1,370,700	0.99	12	43,675
	4	10.80	3,542,600	1.06	21	121,221
	5	14.00	1,573,900	0.97	15	49,231
	Total		10,825,500	1.05		364,530
Inferred	1	7.53	971,900	0.70	16	21,724
	2	19.63	1,841,100	1.06	30	62,487
	3	6.66	725,500	0.93	12	21,759
	4	10.80	3,085,300	0.89	21	88,767
	5	14.00	1,706,600	0.96	15	52,854
	Total		8,330,400	0.92		247,590

                                Table 3: DAC Resource Estimation Summary (using ID2 method)

Class	ID2 Cut-off (Au g/t)	Tonnes	Average Grade (Au g/t)	Contained Ounces Au
Indicated	0.2	24,275,300	0.65	509,960
	0.4	14,371,800	0.90	415,780
	0.5	10,825,500	1.05	364,530
	0.6	8,225,700	1.21	318,840
	0.8	5,359,200	1.48	255,370
	1.0	3,858,800	1.71	212,310
	1.5	1,820,100	2.26	132,490
	2.0	979,900	2.73	86,100

Inferred	0.2	22,541,600	0.55	401,190
	0.4	12,132,100	0.78	302,500
	0.5	8,330,400	0.92	247,590
	0.6	5,797,600	1.09	203,210
	0.8	3,534,600	1.35	153,420
	1.0	2,521,400	1.53	124,390
	1.5	1,133,600	1.93	70,360
	2.0	385,600	2.29	28,400

A cut off grade of 0.5 g/t Au was selected to tabulate the total resources based on the results of similar gold projects located in Ontario and Quebec. In addition, the following parameters were considered; 4:1 stripping ratio, operating costs of $14.30/tonne at 10,000 tonnes per day, long term gold price of $US973/troy ounce, $US to $Cdn conversion of 1.02 and gold recovery of 94%.  The resources block considers the mineralization to start at approximately 15 m below surface down to a depth of 400m for the deepest zone (Zone 5).

Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability.

NICKEL PLATS, SASKATCHEWAN

By agreement dated 30 April 2007, the Company optioned the Nickel Plats property from Diamond Hunter Ltd. (“Hunter”). The property is located approximately 50 km north of Laronge, Saskatchewan. The property covers a nickel (“Ni”)-Cu occurrence (historic resource of 1.7 million tonnes grading 0.74% combined nickel-copper) within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusion.

The Saskatchewan government mineral database reports a historical, non-43-101 compliant, mineralization calculation, sourced from the Northern Miner (11/04/1989) for the Gochagar Lake mineral occurrence to be 1.7 million tonnes of 0.74 combined Ni + Cu. Situated within the claim boundary of the most northerly claim is a showing which is reported to have returned an assay of 103.6 g/t Au and 7.7 g/t silver “(Ag”) over a one metre width. A total of 88 drill holes on 13 sections have tested the Gochagar Lake occurrence. Many of the historical drill logs, assay sheets, assay certificates, resource calculation blocks have been lost or destroyed over the years. As a result of this loss the resource calculation can not be vetted. Sulphide mineralization is hosted within a complex hornblendite, gabbro, diorite mafic intrusion and the wall rock metasediments. There have been two phases of diamond drill exploration.  During the 1960’s Scurry Rainbow drilled mostly vertical holes. Flanagan and McAdam and Company (1989-90) further tested the occurrence and local area with 9 angled holes.  The interpretation of the mineralized body requires further refinement.

A property acquisition program was initiated adjacent to the Nickel Plats property in 2007. The additional claims (“Nickel Plats Adjunct”) cover what are considered to be the potential strike extensions of the NI-Cu mineralization identified on the Nickel Plats Project, as well as covering additional mafic intrusions in the general vicinity. By agreement dated 16 May 2007, the Company acquired, for $10,000, from Hunter, a 100% interest in the Nickel Plats Adjunct. The Nickel Plats Adjunct is subject to a 2.0% NSR. The Company has the right to purchase a 1.0% NSR for $750,000.

A 2284 line km helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey was completed by Geotech Ltd.over the Nickel Plats property in 2008.  A geophysical interpretative report was completed in late 2008, with a large number of anomalies identified on the property.  On 30 March 2009, the Company and Hunter signed an amendment to the terms agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011		20,000	-	-
On or before 30 April 2012		20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

The Nickel Plats property is subject to a 2.0% NSR. The Company has the right to purchase a 1.0% NSR for $750,000.

A joint venture partner is being sought to further explore the Nickel Plats Project.

TONSINA PROPERTY, ALASKA

The Tonsina property, presently defined, consists of 46 State of Alaska mining claims, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105; which were staked in June 2006.  These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. kilometers (744.62 hectares, or 7,360 acres), herein referred to as the “Tonsina property”.  The claims are owned 100% by the Company.

The property is located in the Valdez quadrangle in southeast Alaska on state select land, located approximately 6 km south of the village of Tonsina and 110 km north of Valdez. The property covers prospective PGM mineralization within the Tonsina ultramafic intrusive complex. Access is relatively good with bush roads 6 km north to the Richardson Highway which connects Anchorage to Fairbanks.  Helicopters are still required to reach the higher elevations.

The 2007 exploration program identified significant PGM anomalies associated with a sulphide and chromite enriched layer in the Tonsina Ultramafic Complex. An induced polarization survey designed to test the extent of the mineralization was completed in the summer of 2008, and was followed by a ground magnetic survey and surface channel sampling. The results suggest that the zone of sulphide mineralization is continuous over a 300 m strike length.  Future work will focus on determining the total strike extent of this zone, and identifying the best locations for drill testing of the mineralization.

A joint venture partner is being sought to further explore the project.

KANE PROPERTY, ALASKA

On 6 June 2007, the Company entered into an option agreement with Stillwater whereby Stillwater could earn 50% of the first selected property by spending US$3.5 million and US$4.0 million on each subsequent selected property by 31 December 2011.  In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

UNION BAY, ALASKA

The Union Bay project is a 50/50 joint venture project with Freegold Ventures Limited (“Freegold”).  No programs were carried out during the past year, although management continues to believe that there are drill targets that warrant future programs on the property.  The property is located 32 km west of Ketchikan, Alaska.

Freegold and PFN are seeking a joint venture partner to further develop this project.

NIXON FORK PROPERTY, ALASKA

By Letter Agreement (the “Agreement”) dated December 9, 2008 between the Company and St. Andrew Goldfields Ltd. (“SAG”), the Company was granted an option, exercisable until February 15, 2009, to acquire a 100% interest in SAG’s wholly-owned subsidiary Mystery Creek Resources Inc. (“MCR”).  MCR’s assets include the Nixon Fork property, located 56 km northeast of McGrath, Alaska.

The Company paid US$100,000 upon signing the agreement dated 9 December 2008. The Company exercised the option by agreeing to pay a further US$400,000 of which US$100,000 was paid February 12, 2009, and the balance was paid in three equal installments on May 1, 2009, July 1, 2009 and September 1, 2009.

The mine is located 56 km northeast of McGrath, Alaska. Work on the property began in late March 2009 and consisted of reopening the facilities that had been shut down in October of 2008.  The facilities are in good condition and the camp is operational.

In June 2009, the Company granted Fire River Gold Corp. (“FAU”) an option to acquire all of the outstanding shares of MCR.  FAU paid PFN US$50,000 on signing of the agreement.  The sale of MCR to FAU was approved by PFN shareholders in August 2009. The shareholders of FAU approved the purchase of MCR in September 2009.  FAU exercised the option by making further payments totaling US$450,000 and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares to the Company.

FAU also issued to PFN 1,000,000 share purchase warrants entitling PFN to purchase 1,000,000 shares of FAU at an exercise price of $0.50 until 2 October 2011, and reimbursed all expenses incurred by PFN from 1 May 2009 for a total of CDN$773,766.

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars. The following table summarizes selected financial data for PFN for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended 30 April (audited)
	2010	2009	2008
Total revenues	$59,296	$478,887	$843,972
General and administrative expenses	1,789,601	2,647,547	2,091,920
Mineral property cash costs incurred	1,487,026	1,895,727	3,602,672
Mineral property cash costs recovered	-	-	-
Income (loss) before other items in total	(1,789,601)	(2,647,547)	(2,091,920)
Loss per share – Basic & fully diluted – continued operations	(0.06)	(0.09)	(0.02)
Loss per share – Basic & fully diluted – discontinued operation	0.04	-	-
Net income (loss) from continuing operations in total	(3,551,664)	(5,274,994)	(883,378)
Comprehensive loss per share – Basic & fully diluted	(0.01)	(0.10)	(0.03)
Totals assets	11,353,054	15,095,336	17,087,029
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with GAAP.

			For the Quarters Ended (unaudited)
	31 Jan.	31 Oct.	31 Jul.	30 Apr.	31 Jan.	31 Oct.	31 Jul.	30 Apr.
	2011	2010	2010	2010	2010	2009	2009	2009
Total revenues	$5,222	$5,748	$6,306	$12,151	$6,028	$13,582	$27,481	$6,790
Net income(loss)	(146,461)	(329,068)	(529,966)	(1,843,147)	(626,573)	2,221,965	(523,264)	(3,985,908)
Net income(loss) per share	(0.00)	(0.01)	(0.01)	(0.03)	(0.01)	0.04	(0.01)	(0.06)
Total assets	11,202,245	11,492,906	12,720,801	11,353,054	13,414,363	12,620,592	14,667,532	15,095,336

RESULTS OF OPERATIONS

The nine month period ended 31 January 2011 resulted in loss of $1,005,495 which compares with an income of $1,085,923 for the same period in 2010. Mystery Creek Resources Inc. was sold in the previous year and reported an income on discontinued operation of $2,575,251. General and administrative expenses for the nine month period ended 31 January 2011 were $880,583, a decrease of $523,723 over the same period in 2010. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $85,013 for the period ended 31 January 2011 compared to $225,287 for the same period of 2010. Salaries and benefits were $132,416 compared to $150,641 for the same period of 2010. An aggregate stock-based compensation of $65,394 was recorded as compared to $239,408 in the previous year. Stock-based compensation is broken down on the income statement according to the applicable expense category. Consulting fees for the period were $136,806 compared to $97,537 in the previous year. Corporate development for the period was $53,758 compared to $210,414 in the previous year. Travel and lodging costs of $34,740 were incurred during the year compared to $23,053 of the same period in 2010. All other general and administrative costs were relatively the same compared to the previous year. Interest and other income was $17,276, compared to $47,091 in the previous year. $841,576 unrealized gain on investment portfolio as a result of the fair value presentation required in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 compared to $405,482 in the previous year.

During the nine month period ended 31 January 2011, the Company incurred mineral property cash costs of $779,688 compared to $1,211,710 in the previous year.

LIQUIDITY AND CAPITAL RESOURCES

During the nine month period ended 31 January 2011, the Company’s working capital, defined as current assets less current liabilities, was $6,389,538 compared with working capital of $7,249,616 at 30 April 2010.  Flow-through funds of $567,771 were spent on qualified Canadian mineral exploration. The Company has total issued and outstanding of 67,643,008 shares at 31 January 2011. The Company has a portfolio of investments with a book value of $3,773,464 and a market value of $4,077,133 as at 31 January 2011.

CONTRACTUAL COMMITMENTS

By agreement effective 1 December 2005 the Company entered into a five-year management agreement with a company controlled by a director and Chairman of the Company.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The director and Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

The compensation under the original agreement was amended by agreement dated 1 December 2005 from $7,350 per month to $14,104 per month.  The 5% increase under the original agreement was waived until 1 December 2009.  All terms of the original agreement remained the same.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company. The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

The Company is committed under an operating lease with a Company for its office premises with the following minimum lease payments to the expiration of the lease on 30 November 2011.

Year ended 30 April	2011	2012	2013	Thereafter
Management agreement	$181,413	$190,483	$114,290	$-
Office lease *	$204,519	$119,303	$-	-

  In November 2008 the Company entered into an agreement with the former co-signor of the lease whereby the Company assumed their remaining lease obligation and received a lump sum amount of $126,845 which will then be applied to the end of the term.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation. These estimates are reviewed periodically (at least annually), and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the nine month period ended 31 January 2011.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

Section 3855 requires that all financial assets and financial liabilities be measured at fair value on initial recognition except for certain related party transaction. Financial instruments classified as held-for-trading are measured at fair value and unrealized gains and losses are included in the net income in the period in which they arise. The Company has historically measured these instruments at the lower of cost and market value and any unrealized gains or losses have been included in net income.

COMPREHENSIVE INCOME

Section 1530 introduces other comprehensive income (loss). Comprehensive income (loss) includes both net earnings (losses) and other comprehensive income. Other comprehensive income (loss) includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and any foreign currency gains and losses relating to self-sustaining foreign operations where applicable, all of which are not included in the calculation of net earnings (loss) until realized. The only impact on the Company of adopting these new standards was the recognition of unrealized gains and losses on investments, which has been included as part of shareholders' equity under "Other Comprehensive Loss". As required by the prospective implementation of these new standards, the comparative financial statements have not been restated.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, advances and deposits, available-for-sale securities and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments, with the exception of available-for-sale, approximates their carrying value unless otherwise noted.  The Company is exposed to currency risk on its acquisition  and  exploration  expenditures on  its  US  properties  since it  has to  convert  Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In January 2006, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted standards, IFRS, as issued by the International Accounting Standards Board. The effective implementation date of the conversion from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is 1 May 2011, with an effective transition date of 1 May 2010 for financial statements prepared on a comparative basis.  The Company is engaged in an assessment and conversion process which includes consultation with external consulting firms and expects to be ready for the conversion to IFRS in advance of 1 May 2011.  As part of the conversion process, the Company has offered IFRS specific training to senior financial reporting personnel and directors.

The Company’s approach to the conversion to IFRS includes three phases.

  Phase one, an initial general diagnostic of its accounting policies and Canadian GAAP relevant to its financial reporting requirements to determine the key differences and options with respect to acceptable accounting standards under IFRS. This phase was completed in late 2009.
  Phase two, an in-depth analysis of the IFRS impact in those areas identified under phase one. During the third quarter, the Company substantially completed assessing and quantifying IFRS transition adjustments.  The Company's auditors are in the process of completing their review of these adjustments with the remaining items to be reviewed by the end of the year. A summary of this analysis is provided in Table 1 below.
  Phase three, the implementation of the conversion process, including the completion of the opening balance sheet as at 1 May 2010 together with related discussion and notes, is expected to be completed between now and 1 May 2011.  Preliminary drafts of financial statements have been prepared in order to ensure systems are in place to collect the necessary data; to date, no significant changes to current procedures have been identified.

The above comments, including the summary in Table 1, should not be considered as a complete and final list of the changes that will result from the transition to IFRS as the Company intends to maintain a current and proactive approach based on changes in circumstances and no final determinations have been made. IFRS standards, and the interpretation thereof, are constantly evolving.  As a result, the Company expects there may be new or revised IFRS accounting standards prior to the issuance of its first IFRS financial statements. The Company is continuing to monitor IFRS accounting developments and updates and will assess their impact in the course of its transition process to IFRS.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Property, plant and equipment (“PP&E”)	PP&E is recorded at historical cost. Depreciation is based on their useful lives after due estimation of their residual values.	PP&E can be recorded using the cost (on transition to IFRS, the then fair value can be deemed to be the cost) or revaluation models. Depreciation must be based on the useful lives of each significant component within PP&E.	PP&E will continue to be recorded at their historical costs due to the complexity and resources required to determine fair values on an annual basis. Based on an analysis of PP&E and its significant components, the Company has determined that no change to their useful lives is warranted and, therefore, depreciation expense will continue to be calculated using the same rates under IFRS.
Mineral properties	Exploration, evaluation and development costs are capitalized when incurred. They are amortized on the basis of production or written off when the prospect is no longer deemed prospective or is abandoned.	IFRS has limited guidance with respect to these costs and currently allows exploration and evaluation costs to be either capitalized or expensed.	The existing accounting policy is likely to be maintained.
Impairment of long lived assets	Impairment tests of its long-term assets are considered annually based on indications of impairment.	Impairment tests of “cash generating units” are considered annually in the presence of indications of impairment.	Assets will continue to be grouped under the Company’s various mining operations. Currently, there are no indications of impairment and, therefore, no impairment test has been performed.
Stock-based compensation	Stock-based compensation is determined using fair value models (e.g. Black-Scholes) for equity-settled awards and the intrinsic model for cash-settled awards. The Company recognizes stock-based compensation on straight line method and updates the value of the options for forfeitures as they occur. The Company included stock-based compensation in contributed surplus and previously recognized compensation cost is not reversed if a vested employee stock option expires unexercised.	Stock-based compensation is determined using fair value models for all awards. However, upon settlement, cash-settled awards are adjusted to the value actually realized (intrinsic model). Under IFRS, stock-based compensation is amortized under the graded method only. In addition, the Company is required to update its value of options for each reporting period for expected forfeitures. IFRS does not preclude the Company from recognizing a transfer of compensation costs within equity ( i.e. from contributed surplus to deficit) after vesting.	The utilization of fair value models for cash-settled awards will change the estimate of the related liability while the awards remain outstanding and create greater volatility in earnings until the awards are settled. The Company expects to record an IFRS income statement and balance sheet adjustment at 1 May 2010. The Company does not intend to transfer stock-based compensation expense included in contributed surplus to another component of equity.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and preliminary conclusions
Financial Instruments	Financial instruments are classified as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities.	Under IFRS, the Company may elect to reclassify any financial asset or liability to a fair value through profit or loss ("FVTPL") designation.	The Company does not intend to re-designate its financial assets and liabilities to FVTPL.
Income taxes

There is no exemption from recognizing a deferred income tax for the initial recognition of an asset or liability in a transaction that is not a business combination.  The carrying amount of the asset or liability acquired is adjusted for the amount of the deferred income tax recognized.

All deferred income tax assets are recognized to the extent that it is “more likely than not” that the deferred income tax assets will be realized.

A deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit.

A deferred tax asset is recognized if it is “probable” that it will be realized.

The Company does not expect the difference in recognition of deferred income tax to have any significant change in the future.

“Probable” in this context is not defined and does not necessarily mean “more likely than not”.  The Company is in the final stages of quantifying the impact of this difference.

The above assessment and conclusions are based on the analysis completed by the Company as of the date of this report and may be subject to change between now and 1 May 2011.

Key deliverables and milestones for the remainder of the year include:

  Finalization of the IFRS opening balance sheet
  Finalization of external auditor review
  Draft IFRS compliant financial statements

It is expected that all items will be completed with in the required timelines for conversion.

RELATED PARTY TRANSACTIONS

During the nine month period ended 31 January 2011, the following related party transactions took place:

a)	During the period, management fees of $153,422 (2010 - $145,270) were paid to a company controlled by a director and Chairman.

b)	During the period, engineering and consulting fees of $68,892 (2010 - $114,750) were paid to the Vice President of Exploration.

c)	During the period, engineering and consulting fees of $6,363 (2010 - $14,000) were paid to the Vice President of Engineering.

d)	During the period, consulting fees of $6,658 (2010 - $Nil) were paid to a company controlled by a director.

e)	During the year, consulting fees of $36,500 (2010 - $Nil) were paid to a director and Corporate Secretary.

f)	Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $17,000 (2010 - $25,000) was paid/accrued to directors.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

The Company is authorized to issue unlimited common shares without par value. As at 31 January 2011, there were 67,643,008 outstanding common shares compared to 67,543,008 outstanding shares at 30 April 2010.

SHARE PURCHASE OPTIONS

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2010	Granted	Exercised	Expired	Cancelled	Number outstanding 31 January 2011	Exercise price per share	Expiry date
718,000	-	-	-	15,000	703,000	$0.25	5 November 2014
355,000	-	-	-	355,000	-	$0.60	3 May 2010
100,000	-	-		-	100,000	$0.40	3 February 2011
82,500	-	-	-	-	82,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
150,000	-	-	-	-	150,000	$0.25	14 February 2017
680,000	-	-	-	50,000	630,000	$0.25	18 May 2017
230,000	-	-	-	-	230,000	$0.25	11 October 2017
130,000	-	-	-	-	130,000	$0.25	29 October 2017
910,000	-	-	-	-	910,000	$0.60	22 February 2013
100,000	-	-	-	-	100,000	$0.50	11 June 2013
980,000	-	-	-	-	980,000	$0.25	22 April 2014
125,000	-	-	-	-	125,000	$0.25	15 July 2014
150,000	-	-	-	-	150,000	$0.25	04 June 2015
150,000	-	-	-	-	150,000	$0.40	04 June 2015
150,000	-	-	-	-	150,000	$0.25	05 January 2015
150,000	-	-	-	-	150,000	$0.50	05 January 2015
100,000	-	-	-	-	100,000	$0.25	05 January 2015
100,000	-	-	-	-	100,000	$0.50	05 January 2015
5,430,500	-	-	-	420,000	5,010,500

Performance Shares

During the previous year, of the total of 2,697,990 performance shares reserved for issuance and exercisable at $0.01 per share, 750,000 performance shares have been exercised and issued and 300,000 performance shares were authorized for issuance to the new Vice President of Engineering. 1,647,990 remain available for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

Compensation Options

On 30 December 2009, 315,000 compensation options were issued as finder’s fees in connection with the non-brokered private placement of 5,360,000 units.  Each compensation option entitles the holder thereof to acquire one unit at a price of $0.20 per unit until 30 December 2011.  Each unit consists of one common share of the Company and one-half of one warrant, with each whole warrant entitling the holder thereof to acquire an additional common share at a price of $0.35 until 30 December 2010 and at a price of $0.45 until 30 December 2011.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, the Company is determined to strengthen internal controls over financial reporting.  Management has engaged the services of an additional external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control.

INTERNAL CONTROLS AND PROCEDURES

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Canadian GAAP. As at the end of the year covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the period ended 31 January 2011. All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management continues to review and refine its internal controls and procedures.

RISKS AND UNCERTAINTIES

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture.

There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the       Company’s properties.

OUTLOOK

The Company currently has a joint venture agreement whereby Kaymin (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures.

The Company ended 31 January 2011 with a strong cash position that will enable it to continue its own acquisition and exploration effects in North America and other jurisdictions.

SUBSEQUENT EVENTS

On 21 February 2011, the Company announced a non-brokered private placement of up to 10,000,000 units at a purchase price of $0.30 per unit for gross proceeds of up to $3,000,000, subject to regulatory approval. A finderʹs fee may be paid. Each unit will consist of one common share in the capital of the Company and one-half of one share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional common share of the Company for one year at a price of $0.35. A portion of all the units may be flow-through units and will be priced a $0.35 cents per unit. Each unit will consist of one common share in the capital of the Company and one-half of one share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company at $0.45 for a period of one year.

The proceeds from the private placement received from the sale of the units will be used for the further development of the River Valley PGM Project located in the Sudbury region of Ontario, the Destiny Gold Project, located approximately 75 km north of Val dʹOr in the Abitibi-Témiscamingue region, Québec and the Rock and Roll project located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia. The project hosts precious metals rich, volcanogenic massive sulphide mineralization in a volcano‐sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Goldʹs past producing Eskay Creek mine; Part of the proceeds from the financing will also be used for the advancement of the additional projects that the Company currently holds in its portfolio situated in Québec, Ontario, Saskatchewan and Alaska, and for the acquisition of additional PGMs, precious metals and base metals projects in Canada, the United States and Africa.

On 25 February 2011, the Company announced the appointment of Mr. Gordon Chunnett, B.Sc. (Hons) to its Advisory Board. Mr. Chunnett has extensive global experience in platinum group metal (PGM) operations, exploration and mine development, with particular emphasis on Southern Africa. He has served with Anglo Platinum Limited for approximately 31 years as Head of Platinum Geology and Exploration. Mr. Chunnett has unparalleled experience in the Bushveld and Great Dyke, which served well for the exploration projects that he headed up in Brazil, Canada, Russia, China, Zimbabwe and elsewhere.

On 1 March 2011, the Company announced the planned exploration program for 2011 at its River Valley PGM Project located near Sudbury, Ontario. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 m of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company’s renewed exploration efforts.

Drilling and geophysical surveys are planned to commence in the spring 2011.

During the Phase I drilling campaign, the Company will focus on three objectives:

            1) Step-out drilling to expand the overall mineralized footprint at Dana North

            2) Infill drilling to convert inferred resources to the measured and indicated categories

            3) Drill testing of new targets generated from the 3D IP survey

A $1,000,000 budget has been approved for Phase I, targeting the Dana Lake Area and will include the following:

  3D Induced Polarization (IP) surveys over the Dana Lake Area to trace known mineralization to greater depths and highlight new targets in close proximity to the higher grade resources
  3500 m drill program to drill previously defined targets, drill extensions of known mineralization and drill new 3D IP targets
  Develop a 3D Common Earth Model to aid interpretations and prioritize additional targets along the 9 kilometre mineralized horizon *
*Note: Common Earth Modeling is a method that employs 3D and 4D (time) computer modeling techniques to integrate all available geological information into a single, 3D environment that can be viewed and quarried on a computer

The Phase II program will include:

  Airborne Gravity Survey; Falcon Airborne Gravity Gradiometry survey by Fugro
  Airborne ZTEM Survey; Z Axis Tipper Electromagnetic survey by Geotech Ltd.
  Approximately 12,000 m drilling
  Initialization of environmental baseline studies
  Preliminary economic studies

The Phase II drilling program will consist of approximately 12,000 metres focusing on two main objectives:

            1) Testing deeper targets that were generated to follow the footwall mineralization down dip

            2) Testing near surface mineralized zones not yet fully evaluated

The Phase II drilling campaign will continue to build on the results from Phase I and will include the addition of newly available airborne geophysical survey technology. Phase II is scheduled to begin in fall-winter 2011. The mineralized footprint at River Valley remains unconstrained in all directions; therefore, the program will also include on‐going condemnation drilling to test the limits of the known mineralization.

On 7 March 2011, the Company and Alto announced the filing on Sedar of an NI43-101 technical report, including a new Mineral Resource Estimate for the DAC Gold Deposit, on the Destiny Gold Project (“Technical Report”). Final assay data for the 3-hole exploratory drill program conducted in late 2010 has been received and an update on future plans to expand the mineral resource at the Destiny Gold Project will be forthcoming.

NI43-101 Mineral Resource Estimate Report

The Mineral Resource Estimate was initially reported in news releases from the Company and Alto on 24 January 2011. The Technical Report was prepared by Wardrop, a Tetra Tech Company ("Wardrop") and incorporates over 7,600 m of additional drilling that was completed on the deposit subsequent to an earlier NI43-101 compliant resource estimate calculated by W. A. Hubacheck Consultants Ltd and filed on SEDAR in 2007. The Technical Report report indicates that the additional drilling has expanded the DAC Deposit and significantly increased the contained ounces of gold over that which was reported in 2007.

At a cut-off grade of 0.5 g/t gold and using the Inverse Distance Squared (ID2) estimation method, the five gold zones that make up the DAC Deposit contain an Indicated Resource of approximately 10.8 million tonnes with an average grade of 1.05 g/t gold (364,000 contained ounces). In addition, the Inferred Resource totals approximately 8.3 million tonnes with an average grade of 0.92 g/t gold (247,000 contained ounces). The resources block considers the mineralization to start at approximately 15 metres below surface down to a depth of 400 metres for the deepest zone (see Figure 1). The mineralization remains open below 400 metres. For details regarding the resource estimate methods and calculation parameters used in preparation of the Technical Report please see the news releases issued by the Company and Alto on 24 January 2011.

Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability.

Figure 1 DAC Deposit 3D Model of mineralized zones 1 to 5, oblique view looking west 2010 Drilling Results

Results from the three-hole diamond drilling program completed on the Destiny property in December 2010 were received. Each of the three drill holes (DES10-139, 140 and DES08-113X) had a specific objective with respect to defining controls on the mineralization at the Destiny Gold Project. These are summarized as (1) to test selected Borehole Electromagnetic (BHEM) conductors and assess the association of areas of sulphide mineralization with gold mineralization, and (2) to test for shallow gold mineralization to the south of the DAC deposit where the recently completed high resolution magnetic survey identified magnetic signatures similar to DAC.

Previous drilling revealed massive sulphide mineralized lenses locally adjacent to the gold mineralization. The Companies interpreted these sulphide lenses as important to the gold mineralizing system and completed BHEM surveys in certain drill holes to trace the extent of the massive sulphide mineralization and to help guide drilling at depth.

Drill hole DES10-139 tested an off-hole conductor near the west end of the DAC Deposit. The hole was also drilled deeper to fully intersect the five DAC gold zones. Three lenses of massive sulphides were intersected from 360 m to 374 m downhole. The lenses vary in width from one metre to 3.2 m and are made up of mainly pyrrhotite and pyrite and carry anomalous amounts of base metals confirming that the BHEM method is effective at targeting the massive sulphide mineralization. The hole also intersected anomalous amounts of gold at the western end of the DAC gold zones. These results confirm that the wide envelope of anomalous gold mineralization at the DAC deposit persists (Table 1).

DES10-140 tested the geology south of the DAC Deposit. This hole cut several areas of shearing, alteration and weakly anomalous gold mineralization. The hole returned one assay of 3.45 g/t across 0.3 m (see Table 1) indicating the prospectively for more gold mineralization at shallow depths across strike, making for a potentially thicker deposit.

At the Zone 20 target area, more than 3 km east of the DAC deposit, drill hole DES08-113X was deepened from 200 m to 550 m to test an off-hole BHEM conductor and test Zone 20 at greater depths. The conductor is explained by narrow veins of pyrrhotite and pyrite mineralization.  Anomalous gold coincident with Zone 20 was intersected from 468.7 m to 488 m (see Table 2).  The results from this hole confirm that the gold system associated with the Despinassy Shear is extensive along strike extending from the west of the DAC Deposit for four kilometres to Zone 20.  The gold mineralization also persists at depth both at the DAC Deposit to below 600m and Zone 20 to below 400m.

Table 1 Gold Mineralized Intervals from the 2010 - 3 hole exploratory drill program*

Hole Name	From (m)	To (m)	Width (m)	Au (g/t)
DES10-139	377.95 414.8 450.0 518.75	406.25 437.8 453.7 527.05	28.3 23.0 3.7 8.3	0.35 0.24 0.53 0.34
DES10-140	118.05	118.35	0.3	3.45
DES08-113X	380.4 468.7 477.9	381.5 470.95 488.0	0.95 2.25 10.1	3.15 1.01 0.34

*Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported. Mineralized zones generally start at 0.1 g/t gold and assay averages may include minimal intervals of waste material.  No top cuts of assays were used.

Summary and Future Plans

The NI 43-101 resource estimate indicates that the gold zones start near surface and are considered by the companies to be amenable to an open pit mining scenario. The DAC Deposit remains open along strike and to depth and is one of several significant gold occurrences along a four kilometre segment of the Despinassy Shear Zone. The gold mineralization at the other occurrences also starts near surface, and with additional drilling these other occurrences may add significantly to the contained ounces on the property either as satellite zones to the DAC or as new deposits (see Figure 2).

Results reported to date from the Destiny Project are very positive. The recent drill program has confirmed anomalous gold values across strike and give rise to the possibility that additional shallow mineralization may be added to the currently defined resource through continued exploration. The Companies believe that there is excellent potential to significantly increase the contained ounces on the property.

A $4 million exploration and expansion program was recommended in the report by Wardrop. Major exploration programs for later this year are in the planning stages. The programs will consist of surface geochemical surveys over the Despinassy Shear, to help locate specific drill targets, followed by diamond drilling. The drilling is intended to target additional shallow gold mineralization to increase the viability of an open pit mining scenario for the project.

NEW PROJECT ACQUISITION PROGRAM

The current downturn in the metals market is providing an excellent opportunity to acquire high quality projects under excellent terms. Several properties located in Mexico, Central America, the United States, and Canada, are under review and the Company expects to complete new property acquisitions in the upcoming months.  Several producing or near production properties with significant exploration potential are being evaluated, as are several drill-stage projects.